CUSIP NO.  20589T-10-3                         Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                          Concentra Managed Care, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   20589T-10-3
                                 (CUSIP Number)

Welsh, Carson, Anderson                  Robert A. Schwed, Esq.
  & Stowe VIII, L.P.                        Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                   45 Rockefeller Plaza
Attention:  Laura VanBuren                  New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 17, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

----------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO.  20589T-10-3                                 Page 2 of 5 Pages

1)   Name of Reporting Person                          Welsh, Carson, Anderson
     I.R.S. Identification                             & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                              (a) [ ]
     if a Member of a Group                                 (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable


5)  Check if Disclosure of
    Legal Proceedings Is                                    Not Applicable
    Required Pursuant to
    Items 2(d) or 2(e)

6)  Citizenship or Place
    of Organization                                        Delaware

Number of                      7)   Sole Voting             -0-
Shares Beneficially                 Power
Owned by Each
Reporting Person
With

                               8)   Shared Voting
                                    Power                   -0-

                               9)   Sole Dispositive        -0-
                                    Power

                               10)  Shared Dispositive
                                    Power                   -0-

11)  Aggregate Amount Beneficially                          -0-
     Owned by Each Reporting Person

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         -0-
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 PN




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CUSIP NO.  20589T-10-3                         Page 3 of 5 Pages


                         Amendment No. 4 to Schedule 13D

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on October 30, 1998, Amendment No. 1 thereto filed on January 12, 1999, Amendment No. 2 thereto filed on March 18, 1999, and Amendment No. 3 thereto filed on July 7, 1999 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer.

          Item 5 is hereby amended and restated to read in its entirety as follows:

          The following information gives effect to the conversion of all Convertible Notes held by the Reporting Person.

          (a)

          WCAS VIII and VIII Associates

          WCAS VIII and VIII Associates, as the general partner of WCAS VIII, own no shares of Common Stock.

          Managing Members of VIII Associates

          The Managing Members of WCAS VIII own no shares of Common Stock.

          (b) The managing members of VIII Associates may be deemed to have shared the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each of the managing members of VIII Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owned directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Partners, in the shares owned by WCAS VIII.

          (c) As contemplated by the Merger Agreement described in Amendment No. 2 to the Schedule 13D, on August 17, 1999 the Merger became effective, and as a result WCAS VIII transferred all of the Common Stock and Convertible Notes of the Issuer that it held to Newco, in exchange for Common Stock, $.01 par value, of Newco ("Newco Common Stock"). The Common Stock was valued at $16.50 per share, and the Convertible Notes at $1,001.25 per $1,000 principal amount. Newco




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CUSIP NO.  20589T-10-3                         Page 4 of 5 Pages

then merged with and into the Issuer, with the Issuer continuing as the surviving corporation and all shares of Newco Common Stock being converted into a new class of Common Stock of the Issuer, which is not registered under the Securities Act of 1933, as amended.

          (d) Except as described in this statement, no person had the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII.

          (e) WCAS VIII ceased to be the beneficial owner of more than five percent of the Common Stock on August 17, 1999.


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CUSIP NO.  20589T-10-3                         Page 5 of 5 Pages

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1999



                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner


                                    By:  /s/ Paul B. Queally
                                         Managing Member